Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL
OF AUGUST 1, 2016

DATE, TIME AND PLACE: On August 1, 2016 at 9:00 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso PM, room 1 in the city and state of São Paulo.

CHAIRMAN: Alkimar Ribeiro Moura.

QUORUM: The full complement of elected members.

DECISIONS UNANIMOUSLY ADOPTED:

1.      Alkimar Ribeiro Moura was appointed Chairman of the Company’s Fiscal Council and Councilor José Caruso Cruz Henriques to substitute him in his absences or incapacity pursuant to Article 2 of the Fiscal Council’s Internal Charter, for the current annual term of office. The appointees’ thanks for the vote of confidence in them were placed on record.

2.      Following perusal of the Company’s account statements for the period from January to June 2016, the Councilors resolved to draft the following opinion:

“After proceeding to examine the Financial Statements for the period from January to June 2016, the members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. have verified the exactness of all the elements examined and in view of the unqualified report from PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the capital structure, financial position and activities performed by the Company in the period.”

CONCLUSION: With the work of the council concluded, these minutes were drafted, read, approved and signed by all. (signed) Alkimar Ribeiro de Moura - Chairman; Carlos Roberto de Albuquerque Sá and José Caruso Cruz Henriques – Councilors.

São Paulo (SP), August 1, 2016.

MARCELO KOPEL

Investor Relations Officer